EXHIBIT 99.1

June 18, 2018

CORAL GOLD PROVIDES 1ST QUARTER 2018 EXPLORATION UPDATE ON ROBERTSON

Coral Gold Resources Ltd. (TSX-V: CLH; OTCQX: CLHRF) (“Coral” or the “Company”) is pleased to announce that Barrick Cortez Inc. (“Barrick”) recently provided an update of their continuing work at the Robertson Property, Nevada, during the first quarter of 2018, as follows:

•	The Robertson mine plan, pre-feasibility study engineering & permitting Stage 2 budget is under Barrick’s review;
•	Work completed on the Robertson Property in Q1 2018;
•	The Phase 1 drilling program to verify historical data was completed mid-December 2017 and the samples were sent for analysis and metallurgical testing;
•	The assay results from 2017 drilling have some metallurgical chemical analysis and geochemical results pending, but most have been completed and are being added to data base;
•	Monitoring static water levels in multiple drill holes on Robertson Property;
•	Metallurgical lab completing work on 31 composite samples from 2017 drilling;
•	Baseline studies in progress and 2018 program developed;
•	Scanning Electron Microscope work completed on samples.

In summary, the Q1 2018 work focused on all the data from the 2017 drilling. This is part of the Phase 1 program that was designed to validate the acquisition resource and metallurgical database in the 39A/Goldpan area. The analytical results from 2017 are now 90% complete. The resource model update is pending. Results of the analysis will give direction for the Q2 2018 – Q2 2019 project work plan for further drilling and engineering studies.

Coral is in the planning stage of an exploration and permitting program on the Norma-Sass, JDN, and Eagle properties, and anticipates commencing the exploration program in August, 2018. These properties are ideally located in the immediate vicinity of the Robertson Property, and we now have the funds for proper and thorough exploration. The Exploration of these properties will be conducted under the direction of Mr. Alan Morris, C.P.G.

Coral will also be investigating other opportunities, both in Nevada and beyond.

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About Coral Gold Resources Ltd.

Coral Gold Resources is a precious metals exploration company, where it has explored one of the world’s richest gold districts in Nevada for over 30 years. The Company's primary asset is a sliding scale net smelter returns production royalty on Barrick’s Robertson Property in Nevada. The Company also holds a portfolio of strategically-located exploration projects near Barrick’s Pipeline/Cortez Mine Complex on Nevada’s Battle Mountain/Cortez Trend. Our overall objective is to generate long-term wealth for shareholders.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & Chief Executive Officer

Coral Gold Resources Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release contains statements that are forward-looking statements and are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

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